Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

March 27, 2025

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Adial Pharmaceuticals, Inc.
Draft Registration Statement (DRS) on Form S-1
Submitted on March 27, 2025
CIK No. 0001513525

Dear Sir or Madam:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter to the staff of the Securities and Exchange Commission relating to the above-referenced draft Registration Statement (DRS) on Form S-1 (the “Registration Statement”), which we are concurrently submitting via EDGAR on a confidential basis. Please note that the size of the offering is still being determined, therefore, pricing information, including the number of shares to be offered, will be included in an amendment to the Registration Statement, together with all of the required exhibits. The Company hereby confirms that it will publicly file the Registration Statement, as amended, and the confidentially submitted DRS, at least two (2) business days prior to any road show or, in the absence of a road show, at least two (2) business days prior to the requested effective date of the Registration Statement.

If you have any questions or need additional information, please do not hesitate to contact the undersigned, counsel to the Company from Blank Rome LLP, at (212) 885-5358, or Patrick Egan at (212) 885-5346.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Cary Claiborne
Chief Executive Officer, Adial Pharmaceuticals, Inc.
Patrick Egan, Esq.
Partner, Blank Rome LLP